EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Verra Mobility Corporation for the registration of shares of its Class A common stock and to the incorporation by reference therein of our report dated March 1, 2021, except for Note 2, as to which the date is May 14, 2021, with respect to the consolidated financial statements and schedule of Verra Mobility Corporation, and our report dated March 1, 2021, except for the effect of the material weakness described in the fourth paragraph therein, as to which the date is May 14, 2021, with respect to the effectiveness of internal control over financial reporting of Verra Mobility Corporation, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Phoenix Arizona
November 4, 2021